Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

INTEGRATED MEDIA TECHNOLOGY LIMITED

ANNOUNCES DISTRIBUTION AGREEMENT

ON HALAL PRODUCTS FOR EUROPEAN MARKETS

SYDNEY and NEW YORK, April 6, 2022 -- Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today that on April 6, 2022 World Integrated Supply Ecosystem Sdn Bhd ("WISE"), a subsidiary of the Company, entered into a distribution agreement with KMF Malaysiawe ("KMF") to sell and distribute Halal products in France initially and then to Germany and United Kingdom. The distribution service agreement is for a period of 3 year. KMF shall promote, market and sell the Halal products on an indent basis for WISE. WISE will purchase the Halal products for distribution in Europe and use the existing KMF distribution infrastructure and network including warehousing. The parties agree on a profit share arrangement and to develop the European market.

Dato' Seri Dr. Hilmi Haji Yahaya, the Chairman of WISE commented, "There is a tremendous demand for Halal products in Europe where the market is estimated to be about Euro 70 billion in 2021. We are focusing on the market in France first and then expand to Germany, UK and other European markets. We plan to source the Halal products in Asia from our supply network of Halal producers and manufacturers." Dato' Seri Dr. Hilmi Haji Yahaya further stated, "KMF has been selling Halal products in France since 2013. They have built an established distribution network locally. By working with KMF, we can have our products tap into this distribution network in France and other parts of Europe. Also, as we develop our own Halal products this KMF network will be an important channel for us to gain access to the European markets."

Mr. Ku Yasin Ku Muhammad Farid, founder and CEO of KMF, stated, "We look forward to grow the business with WISE. France and the other European countries are very attractive markets as there is a growing demand for creditable and safe Halal food products to serve the local Muslim community. WISE will be able to secure and source products in Asia and distribute through our existing sales network and infrastructure."

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, Halal certification and distribution of Halal products, the operating of an online exchange platform for trading in digital assets and the provision of financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website and at http://www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com

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